SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 - No Fee Required

For the Fiscal Year Ended: December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 - No Fee Required

For the transition period from _____to_____

Commission File Number: 0-13888

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN

_________________________________________________________________________________

(Full title of Plan)

CHEMUNG FINANCIAL CORPORATION

_____________________________________

(Name of issuer of the securities held pursuant to the plan)

One Chemung Canal Plaza, P.O. Box 1522

Elmira, New York 14902

(607) 737-3711

_____________________________________________________

(Address of principal executive offices)

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004 AND 2003

CONTENTS	PAGE

AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes
at End of Year - December 31, 2004	10

Item 4j - Schedule of Reportable Transactions -
Year Ended December 31, 2004	11

Exhibit Number	Description
23	Consent of Mengel, Metzger, Barr & Co. LLP
99	906 Certification

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee Chemung Canal Trust Company
Profit Sharing, Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 , and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year - December 31, 2004 and Schedule of Reportable Transactions - December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Elmira, New York
May 5, 2005

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2004	2003
ASSETS
Investments, at fair value:
Chemung Financial Corporation common stock	$ 7,057,570	$ 9,461,628

Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	1,470,184	1,498,544
Core Bond Fund	1,443,719	1,508,508
Core Growth Fund	2,225,259	2,052,718
Growth and Income Fund	1,362,478	1,128,530

Mutual funds:
Federated Prime Obligations Fund	160,027	98,399
Federated Automated Cash Management	323,285	324,017
Federated Stock Trust Fund	276,668	252,748
Artisan International Fund	426,143	334,446
Dodge & Cox Stock Fund	2,716,924	2,228,606
Nicholas Applegate International Growth Opportunities Fund	533,292	346,599
Vanguard Index Trust 500 Index Fund	664,151	368,647
Westport Select Cap Fund	481,322	506,944
AIM Small Cap Growth Fund	433,157	359,821
Federated Max Cap Fund	336	-
TOTAL INVESTMENTS	19,574,515	20,470,155

Cash and cash equivalents	92,648	16,925
Accrued income receivable	57,441	60,663
TOTAL ASSETS	19,724,604	20,547,743

LIABILITIES
Benefit claims payable	-	1,757
Other liabilities	5,744	1,563
TOTAL LIABILITIES	5,744	3,320

NET ASSETS AVAILABLE
FOR BENEFITS	$ 19,718,860	$ 20,544,423

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year ended December 31,
	2004	2003
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 222,723	$ 243,557
Contributions:
Employer	205,560	207,236
Participant	665,926	658,222
Rollover	54,225	-
	925,711	865,458

Other income	433	13,210
TOTAL ADDITIONS	1,148,867	1,122,225

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,227,890	737,395
TOTAL DEDUCTIONS	2,227,890	737,395

Net appreciation in fair value of investments	253,460	4,119,288
NET (DECREASE) INCREASE	(825,563)	4,504,118

Net assets available for benefits
at beginning of year	20,544,423	16,040,305
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$ 19,718,860	$ 20,544,423

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN
The following description of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan which was restated in 1985 to incorporate 401(k) savings and investment provisions. Under the restated plan, investment accounts attributable to employer contributions made for plan years ended before January 1, 1985 were maintained. Withdrawal privileges continue on these assets with certain limitations on frequency and amount. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Eligibility
A participant is eligible to make voluntary contributions at the beginning of the quarter following three months of employment and attainment of age 21. Subsequent to January 1, 2005, participants are immediately eligible to make voluntary contributions. A participant is eligible for discretionary employer contributions after attainment of age 21 and completion of one year of credited service.

Vesting
Participants are immediately vested in all contributions and earnings thereon.

Contributions
Participants may contribute of up to 70% of their current compensation, as defined, for investment in one or all of the available investment alternatives. Contributions are subject to certain Internal Revenue Service limitations in each year.

The Plan sponsor may match a percentage of the voluntary contributions made by an eligible participant up to 6% of the participant's current compensation, as defined. Prior to January 1, 2001, these matching contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these matching contributions were participant-directed. Subsequent to January 1, 2001, these matching contributions are completely participant-directed. Subsequent to January 1, 2004 employer matching contributions are discretionary and contributed annually as directed by the Board of Directors.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors. Prior to July 1, 2002, these discretionary contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these contributions were participant-directed. Subsequent to July 1, 2002, these contributions are completely participant-directed. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Payment of benefits
Upon termination of service, the participant's account is either maintained in the Plan, transferred to an individual retirement account in the participant's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Trustee holds the Plan's investments and executes transactions therein. Investments in equity or debt securities, or mutual funds that are traded on national securities exchanges are valued at quoted market prices. Chemung Financial Corporation's common stock is inactively traded in the over-the-counter market. Its market price is determined by the Trustee based upon actual transactions reported by a brokerage firm that maintains a market in the stock. Units of participation in the Chemung Canal Trust Company common trust funds are valued based on the underlying quoted market value of the securities held by each fund. Purchases and sales of securities are recorded on a trade date basis.

The Plan invests in various types of investment securities. Investment securities are exposed to various risk, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statement of net assets available for benefits.

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

NOTE C: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) of fair value as determined by Chemung Canal Trust Company. Investments that represent 5% or more of the Plan's assets are separately identified:
	December 31, 2004		December 31, 2003
	Net
	appreciation		Net
	(depreciation)		appreciation
	in fair value	Fair value	in fair value	Fair value
	during the year	at end of year	during the year	at end of year

Chemung Financial Corporation
common stock	$ (948,002)	$ 7,057,570	$ 2,399,002	$ 9,461,628
Chemung Canal Trust Company
common trust funds:
Short-Term Bond Fund	22,252	1,470,184	33,405	1,498,544
Core Bond Fund	44,924	1,443,719	40,767	1,508,508
Core Growth Fund	222,058	2,225,259	425,916	2,052,718
Growth and Income Fund	140,564	1,362,478	164,497	1,128,530
Mutual funds:
Dodge & Cox Stock Fund	450,535	2,716,924	515,483	2,228,606
Other	321,129	3,298,381	540,218	2,591,621
	$ 253,460	$ 19,574,515	$ 4,119,288	$ 20,470,155

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE F: RELATED PARTY TRANSACTIONS

Chemung Canal Trust Company (the Bank), a wholly owned subsidiary of Chemung Financial Corporation, is the Plan sponsor and acts as trustee for the Plan's assets. In addition, the Plan invests in common trust funds managed by the Bank (representing 33% and 30% of net assets at December 31, 2004 and 2003, respectively) and Chemung Financial Corporation common stock (representing 36% and 46% of net assets at December 31, 2004 and 2003, respectively).

CHEMUNG CANAL TRUST COMPANY

PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULES

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2004

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issuer, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	value

*	Chemung Financial Corporation	217,156 shares of common stock	$ 7,057,570

*	Chemung Canal Trust Company
	common trust funds:
	Short-Term Bond Fund	137,819 units	1,470,184
	Core Bond Fund	131,765 units	1,443,719
	Core Growth Fund	136,786 units	2,225,259
	Growth and Income Fund	77,470 units	1,362,478

	Mutual funds:
	Federated Prime Obligations Fund	160,027 units	160,027
	Federated Automated Cash Management	323,285 units	323,285
	Federated Stock Trust Fund	7,441 units	276,668
	Artisan International Fund	19,248 units	426,143
	Dodge & Cox Stock Fund	20,864 units	2,716,924
	Nicholas Applegate International	15,778 units	533,292
	Vanguard Index Trust 500 Index Fund	5,949 units	664,151
	Westport Select Cap Fund	20,005 units	481,322
	AIM Small Cap Growth Fund	15,774 units	433,157
	Federated Max Cap Fund	14 units	336

		TOTAL INVESTMENTS	$ 19,574,515

Note: Certain cost information in column (d) is not applicable as investments are participant directed under an individual account plan

.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2004
(a)	(b)	(c)	(d)	(g)	(h)	(i)
Current
value of
	Description of asset (including				asset on
	interest rate and maturity	Purchase	Selling	Cost of	transaction	Net gain
Identity of party involved	in case of a loan)	price	price	asset	date	or (loss)

Series of transactions
Federated Prime
Obligations Fund	Series of 240 purchases	$ 2,582,087	$ -	$ 2,582,087	$ 2,582,087	$ -
	Series of 172 sales	-	2,520,458	2,520,458	2,520,458	-